K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

August 3, 2021

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779 Proxy Statement on Schedule 14A for John Hancock Blue Chip Growth Fund

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on July 20, 2021, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to a preliminary proxy statement on Schedule 14A for John Hancock Blue Chip Growth Fund (the “Fund”), a series of the Trust, which was filed with the SEC on July 7, 2021 (the “Proxy Statement”), accession no. 0001133228-21-003815. The purpose of the Proxy Statement is to solicit shareholder approval of amendments to the Fund’s diversification status.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Proxy Statement, and each comment and response relates to the Fund and class of shares of the Fund.

Comment 1 — Please consider adding disclosure in the “Discussion of the Proposal” section similar to what John Hancock has previously utilized in prior proxies for a change in diversification status.

Response:	In response to this comment, the Trust believes that the updated disclosure more clearly articulates what a non-diversified fund is under the Investment Company Act of 1940 (“1940 Act”). Accordingly, the Trust respectfully declines to add additional disclosure.

Comment 2 — On page 4 of the Proxy Statement, the Staff notes that if a broker does not have discretion to vote, and the matter being voted on is a non-routine matter, the disclosure should state that in such a case if a beneficial owner does not provide voting instructions to a broker that such broker is not permitted to give a proxy with respect to such beneficial owner’s shares. Accordingly, such shares will not count as present for purposes quorum or for purposes of Section 2(a)(42) of the 1940 Act. The Staff believes the existing disclosure should be updated to reflect this concept.

Response:	In Response to this Comment, the Fund has updated the second paragraph on Page 4 of the Proxy Statement to read as follows:

Abstentions and Broker “Non-Votes.” Abstentions and broker non-votes (i.e., shares held by brokers or nominees as to which: (i) instructions have not been

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received from the beneficial owners or the persons entitled to vote; and (ii) the broker or nominee indicates on the proxy that it does not have discretionary voting power on a particular matter) are counted as shares entitled to vote but not present at the Meeting in determining whether a quorum is present~~, but~~  and do not count as votes cast for a proposal. Therefore, abstentions and broker non-votes have the same effect as a vote “against” a proposal.

Comment 3 — Please revise the first paragraph in the Appendix A to note that a shareholder owning 25% or more is “deemed to be a control person.”

Response:	In response to this comment, the Fund has updated the second sentence of the first paragraph of the Appendix A to read as follows:

A shareholder who owns beneficially more than 25% of any class of the Fund is deemed to be a control person ~~that class~~ and therefore could determine the outcome of a shareholder meeting with respect to a proposal directly affecting that share class.

Comment 4 — Please use “bold font” for the third sentence of the first paragraph included in the Proxy Card.

Response:	In response to this comment, the Fund has updated the disclosure consistent with the Staff’s comment.

Comment 5 — Please ensure that the hyperlink of www.proxyvote.com will direct shareholders to the proxy materials.

Response:	In response to this comment, the Fund will ensure that the hyperlink directs shareholders to the correct website and, accordingly, will update throughout the Proxy Statement as necessary.

Comment 6 — Please revise the reference from “Acquired Fund” to the “Fund” in the Proxy Card.

Response:	In response to this comment, the Fund has updated the disclosure consistent with the Staff’s comment.

Comment 7 — Please include disclosure noting the shareholders entitled to vote, including the respective Classes, as the last paragraph of the “Required Vote for Proposal” section under the “Miscellaneous” portion of the Proxy Statement.

Response:	In response to this comment, the Fund has revised the disclosure in the last paragraph of the “Required Vote For Proposal” section of the proxy to read as follows:

Shareholders are entitled to one vote for each share of Class A, Class C, Class I, Class NAV, and Class 1 held and fractional votes for fractional shares held. Shareholders do not have appraisal rights in connection with the Proposal in this Proxy Statement.

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The Trust, on behalf of the Fund, intends to file definitive Proxy Statement that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

Cc:	Thomas Dee, Assistant Secretary of the Trust